Exhibit 99.14
NEWS RELEASE
PETROFLOW ENERGY LTD. GRANTS STOCK OPTIONS
CALGARY, ALBERTA, September 13, 2007 — Petroflow Energy Ltd. (“Petroflow”) (TSXV: PEF) announces it has granted an aggregate of 226,000 options to its directors, officers and employees pursuant to Petroflow’s existing Stock Option Plan. Of the 226,000 options granted, an aggregate of 24,000 options were granted to employees of Petroflow and an aggregate of 202,000 options were granted to the directors and officers of Petroflow. Each option entitles the holder to acquire one common share of Petroflow at an exercise price of $2.16 expiring 5 years from the date of grant. The options vest as to 30% on the date of grant, with an additional 20% vesting on each of the first and second anniversary of the date of grant and an additional 15% vesting on each of the third and fourth anniversary of the date of grant.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
or
PetroFlow Energy Ltd.
John Melton, President and CEO at (504) 453-2926 or
Duncan Moodie, CFO at (403) 539-4320.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.